We are withdrawing our offering statement. A Reg A Tier 2 may be filed in the future. The deficiencies for our application needs to be dealt with in regards to electronic format, and various other miscellaneous things.

The Reg A Tier 2 statement being withdrawn is accession no.
0001760855-24-000024.

We want to also state that none of the shares related or directly tied to this Reg A have been sold.

s/Andrew Magdy Kamal/